UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 3, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

TRACON Pharmaceuticals, Inc.

File Nos. 1-36818 and 333-201280

CF# 35295

TRACON Pharmaceuticals, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form S-1 filed on December 29, 2014, as amended; Form 10-Q filed on May 14, 2015; and Form 10-K filed on February 19, 2016.

Based on representations by TRACON Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.11	S-1/A	January 20, 2015	August 7, 2023
10.12	S-1	December 29, 2014	August 7, 2023
10.13	S-1	December 29, 2014	August 7, 2023
10.14	S-1	December 29, 2014	August 7, 2023
10.20	S-1	December 29, 2014	August 7, 2023
10.3	10-Q	May 14, 2015	August 7, 2023
10.17	10-K	February 19, 2016	August 7, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support